

Mail Stop 3561

August 19, 2016

Laurance Roberts
Chief Financial Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Boulevard, Suite 100
Costa Mesta, California 92626

  Re: **El Pollo Loco Holdings, Inc.**
    Form 10-K for the Year Ended December 30, 2015
    Filed March 11, 2016
    File No. 001-36556

Dear Mr. Roberts:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2015

Management's Discussion and Analysis

Key Performance Indicators, page 33

1. We note that on the bottom of page 33 you disclose that system-wide sales for fiscal 2015 were $753.4 million. Please note that we consider this measure to be a non-GAAP financial measure and in this regard should be accompanied by disclosure that this amount is inclusive of both company-owned and franchised-owned stores, and that your total revenue in the financial statements is limited to those of company-owned restaurants and royalties from your franchises. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure